

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Joseph Babiak
Chief Executive Officer
Growth Stalk Holdings Corp
11991 N Highway 99
Seminole, OK 74868

   Re: Growth Stalk Holdings Corp
    Form 1-A POS
    Response dated September 16, 2022
    File No. 024-11847

Dear Mr. Babiak:

  We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A POS filed September 6, 2022

1-A: Item 2. Issuer Eligibility, page 1

1. We note your response to our prior comment and advise you that we will not be in a position to review or qualify your post-effective amendment until all delinquent reports have been filed and the company is current in its financial reporting obligations. Refer to Rule 257 of Regulation A and the guidance provided in Exchange Act Rules Compliance and Disclosure Interpretation 151.01.

If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Frederick M. Lehrer, Esq.